Exhibit 99.8

PEAK GOLD LTD.

Suite 3123, 595 Burrard Street

P.O. Box 49139, Three Bentall Centre

Vancouver, British Columbia, V7X 1J1

Phone: 604.609.6110

Fax: 604.609.6145

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that the annual general meeting of the shareholders (the “Meeting”) of Peak Gold Ltd. (the “Company”) will be held in the Goldcorp Inc. Boardroom, Park Place, Suite 3400, 666 Burrard Street, Vancouver, British Columbia, V6C 2X8, on Thursday, May 3, 2007 at 10:00 a.m. for the following purposes:

1.	To receive and consider the audited financial statements of the Company for the year ended November 30, 2006 together with the auditor’s report thereon;

2.	To appoint the auditor of the Company for the ensuing year and to authorize the directors to fix the remuneration to be paid to the auditor;

3.	To fix the number of directors for the ensuing year at five.

4.	To elect directors for the ensuing year.

5.	To approve the Company’s new form of stock option plan.

6.	To transact such other business as may properly be transacted at such meeting or at any adjournment thereof.

An information circular, containing details of matters to be considered at the Meeting, accompanies this notice.

A shareholder who is unable to attend the Meeting in person and who wishes to ensure that such shareholder’s shares will be voted at the Meeting is requested to complete, date and sign the enclosed form of proxy and deliver it in accordance with the instructions set out in the form of proxy and in the information circular. As set out in the notes, the enclosed proxy is solicited by management, but, you may amend it, if you so desire, by striking out the names listed therein and inserting in the space provided, the name of the person you wish to represent you at the Meeting.

DATED at Vancouver, British Columbia, this 2nd day of April, 2007.

BY ORDER OF THE BOARD OF DIRECTORS

“Gordon Keep”

Gordon Keep,

President and a Director

PEAK GOLD LTD.

Suite 3123, 595 Burrard Street

P.O. Box 49139, Three Bentall Centre

Vancouver, British Columbia, V7X 1J1

Phone: 604.609.6110

Fax: 604.609.6145

INFORMATION CIRCULAR

(containing information as at March 26, 2007 unless otherwise noted)

SOLICITATION OF PROXIES

This information circular is furnished in connection with the solicitation of proxies by the management of PEAK GOLD LTD. (the “Company”), for use at the annual general meeting (the “Meeting”), of the shareholders of the Company, to be held on Thursday, May 3, 2007, at the time and place and for the purposes set forth in the accompanying Notice of Annual General Meeting of Shareholders and at any adjournment thereof. The enclosed instrument of proxy is solicited by management of the Company. The solicitation will be primarily by mail, however, proxies may be solicited personally or by telephone by the regular officers and employees of the Company. The cost of solicitation will be borne by the Company.

APPOINTMENT AND REVOCATION OF PROXIES

The persons named in the accompanying form of proxy (the “Proxy”) are directors and/or officers of the Company. A shareholder has the right to appoint a person (who need not be a shareholder) to attend and act for him on his behalf at the meeting other than the persons named in the enclosed instrument of proxy. To exercise this right, a shareholder shall strike out the names of the persons named in the instrument of proxy and insert the name of his nominee in the blank space provided, or complete another instrument of proxy. A proxy will not be valid unless it is deposited with the Company’s registrar and transfer agent, Equity Transfer & Trust Company, Suite 400, 200 University Avenue, Toronto, Ontario, M5H 4H1, not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time of the Meeting or adjournment thereof.

The Chairman of the Meeting will have the discretion to accept or reject proxies otherwise deposited.

The Proxy must be dated and signed by the shareholder or by his attorney in writing, or, if the shareholder is a corporation, it must either be under its common seal or signed by a duly authorized officer.

A shareholder who has given a Proxy may revoke it at any time before it is exercised. In addition to revocation in any other manner permitted by law, a Proxy may be revoked by instrument in writing executed by the shareholder or by his attorney authorized in writing, or, if the shareholder is a corporation, it must either be under its common seal, or signed by a duly authorized officer and deposited at the Company’s registered and records office, Suite 1600, 609 Granville Street, P.O. Box 10068, Pacific Centre, Vancouver, British Columbia, V7Y 1C3, or with the Company’s registrar and transfer agent, Equity Transfer & Trust Company, Suite 400, 200 University Avenue, Toronto, Ontario, M5H 4H1, at any time up to and including the last business day preceding the day of the Meeting, or any adjournment of it, at which the Proxy is to be used, or to the Chairman of the Meeting on the day of the Meeting or any adjournment of it. A revocation of a Proxy does not affect any matter on which a vote has been taken prior to the revocation.

VOTING OF SHARES AND EXERCISE OF DISCRETION OF PROXIES

On any poll, the persons named in the enclosed Proxy will vote the shares in respect of which they are appointed. Where directions are given by the shareholder in respect of voting for or against any resolution, the proxyholder will do so in accordance with such direction.

IN THE ABSENCE OF ANY INSTRUCTION IN THE PROXY, IT IS INTENDED THAT SUCH SHARES WILL BE VOTED IN FAVOUR OF THE MOTIONS PROPOSED TO BE MADE AT THE MEETING AS STATED UNDER THE HEADINGS IN THIS INFORMATION CIRCULAR. The enclosed Proxy, when properly signed, confers discretionary authority with respect to amendments or variations to the matters which may properly be brought before the Meeting. At the time of printing this information circular, management of the Company is not aware that any such amendments, variations or other matters are to be presented for action at the Meeting. However, if any other matters which are not now known to the management should properly come before the Meeting, the Proxies hereby solicited will be exercised on such matters in accordance with the best judgment of the nominee.

In order to approve a motion proposed at the Meeting, a majority of greater than one-half of the votes cast will be required unless the motion requires a special resolution, in which case a majority of not less than two-thirds of the votes cast will be required. In the event a motion proposed at the Meeting requires disinterested shareholder approval, common shares held by shareholders of the Company who are also “insiders”, as such term is defined under applicable securities laws, will be excluded from the count of votes cast on such motion.

VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

General

The Company’s authorized capital consists of an unlimited number of common shares without par value and an unlimited number of preferred shares issuable in series. As at March 26, 2007 (the “Record Date”), the Company has 119,208,896 issued and outstanding fully paid and non-assessable common shares and no preferred shares issued and outstanding. The common shares entitle their holders to: (i) vote at all meetings of shareholders of the Company except meetings at which only holders of specified classes of shares are entitled to vote, having one vote per common share; (ii) receive dividends at the discretion of the board of directors of the Company; and (iii) to receive the remaining property of the Company on liquidation, dissolution or winding up of the Company. The rights, privileges and restrictions attached to the preferred shares are determined upon issuance by the board of directors of the Company for each series of such shares. To date, no series of preferred shares has been created. The Company has no other classes of voting securities.

Only shareholders of record at the close of business on the Record Date, who either personally attend the Meeting or who complete and deliver a Proxy in the manner and subject to the provisions set out under the heading “Appointment and Revocation of Proxies” will be entitled to have his or her shares voted at the Meeting or at any adjournment thereof. On any poll, each shareholder of record holding common shares of the Company on the Record Date is entitled to one vote for each common share registered in his or her name on the list of shareholders as at the Record Date.

Advice to Beneficial Holders of Common Shares

The information set forth in this section is of significant importance to many shareholders, as a substantial number of the shareholders do not hold common shares in their own name. Shareholders who do not hold common shares in their own name (referred to in this Information Circular as “Beneficial Shareholders”) should note that only proxies deposited by shareholders whose names appear on the records of the Company as the registered holders of common shares can be recognized and acted upon at the

Meeting. Beneficial Shareholders who complete and return a Proxy must indicate hereon the person (usually a brokerage house) who holds their common shares as registered shareholder. Every intermediary (broker) has its own mailing procedure, and provides its own return instructions, which should be carefully followed. The form of proxy supplied to Beneficial Shareholders is identical to that provided to registered shareholders. However, its purpose is limited to instructing the registered shareholder how to vote on behalf of the Beneficial Shareholder.

If common shares are listed in an account statement provided to a shareholder by a broker, then in almost all cases those common shares will not be registered in the shareholder’s name on the records of the Company. Such common shares will more likely be registered under the name of the shareholder’s broker or an agent of that broker.

In Canada, the vast majority of such common shares are registered under the names of CDS & Co. (the registration name for The Canadian Depository for Securities), which company acts as nominee for many Canadian brokerage firms. Common shares held by brokers or their nominees can only be voted (for or against resolutions) upon the instructions of the Beneficial Shareholder. Without specific instructions, brokers/nominees are prohibited from voting shares for their clients. The directors and officers of the Company do not know for whose benefit the common shares registered in the name of CDS & Co. are held.

In accordance with National Instrument 54-101 of the Canadian Securities Administrators, the Company has distributed copies of the notice of meeting, this information circular, and the Proxy (collectively, the “Meeting Materials”) to the clearing agencies and intermediaries for onward distribution to non-registered shareholders. Applicable regulatory policy requires intermediaries/brokers to seek voting instructions from Beneficial Shareholders in advance of shareholders’ meetings unless the Beneficial Shareholders have waived the right to receive meeting materials. Very often, intermediaries will use service companies to forward the Meeting Materials to non-registered holders. Generally, non-registered holders who have not waived the right to receive meeting Materials will either:

(a)	be given a form of proxy which has already been signed by the intermediary (typically by a facsimile stamped signature), which is restricted as to the number and class of securities beneficially owned by the non-registered holder but which is not otherwise completed. Because the intermediary has already signed the form of proxy, this form of proxy is not required to be signed by the non-registered holder when submitting the proxy. In this case, the non-registered holder who wishes to vote by proxy should otherwise properly complete the form of proxy and deliver it as specified above under “Appointment and Revocation of Proxies”; or

(b)	be given a form of proxy which is not signed by the intermediary and which, when properly completed and signed by the non-registered holder and returned to the intermediary or its service company, will constitute voting instructions (often called a “Voting Instruction Form”) which the Intermediary must follow. Typically the non-registered holder will also be given a page of instructions which contains a removable label containing a bar code and other information. In order for the form of proxy to validly constitute a Voting Instruction Form, the non-registered holder must remove the label from the instruction and affix it to the Voting Instruction Form, properly complete and sign the Voting Instruction Form and submit it to the intermediary or its services company in accordance with the instruction of the intermediary or its service company.

In either case, the purpose of this procedure is to permit non-registered holders to direct the voting of the common shares they beneficially own. Should a non-registered holder who receives either form of proxy wish to vote at the Meeting in person, the non-registered holder should strike out the persons designated as proxyholders by management of the Company in the form of proxy and insert the name of the nonregistered holders in the blank space provided, who need not be a shareholder of the Company. Nonregistered holder should carefully follow the instruction of the intermediary including those regarding when and where the form of proxy or Voting Instruction Form is to be delivered.

The Meeting Materials are being sent to both registered and non-registered owners of the Company’s common shares. If you are a non-registered owner and these materials have been sent to you directly, your name and address and information about your holdings of common shares of the Company have been obtained in accordance with applicable securities regulatory requirements from the nominee holding the securities on your behalf. By choosing to send these materials to you directly, the Company (and not your nominee) has assumed responsibility for (i) delivering these materials to you, and (ii) executing your proper voting instructions. Please return your voting instructions as specified in the request for voting instructions form (printed on blue paper and included with this information circular).

All references to shareholders in this information circular and the accompanying notice of meeting and Proxy are to registered shareholders unless specifically stated otherwise.

Principal Holders of Voting Shares

To the knowledge of the directors and senior officers of the Company, there are no persons who, or corporations which, beneficially own, directly or indirectly, or exercise control or direction over, shares carrying more than 10% of the voting rights attached to all outstanding common shares of the Company.

FINANCIAL STATEMENTS

The audited financial statements of the Company for the year ended November 30, 2006 (the “Financial Statements”), together with the auditor’s report thereon, will be presented to shareholders at the Meeting. Copies of the Financial Statements and management’s discussion and analysis for the financial year ended November 30, 2006, together with the notice of annual general meeting of shareholders, information circular and proxy will be available from the Company’s registrar and transfer agent, Equity Transfer & Trust Company, Suite 400, 200 University Avenue, Toronto, Ontario, M5H 4H1, or from the Company’s head office, Suite 3123, 595 Burrard Street, P.O. Box 49139, Three Bentall Centre, Vancouver, British Columbia, V7X 1J1.

REQUEST FOR FINANCIAL STATEMENTS

National Instrument 51-102 “Continuous Disclosure Obligations” sets out the procedures for a shareholder to receive financial statements. If you wish to receive financial statements, you may use the enclosed form or provide instructions in any other written format. Registered shareholders must also provide written instructions in order to receive the financial statements.

AUDIT COMMITTEE DISCLOSURE

The charter of the Company’s audit committee and the other information required to be disclosed by Form 52-110F2 is attached to this information circular as Schedule “A”.

APPOINTMENT AND REMUNERATION OF AUDITOR

The board of directors proposes not to re-appoint Mintz & Partners LLP, Chartered Accountants, as the auditors of the Company and to appoint Deloitte & Touche LLP, Chartered Accountants, in their place. Unless otherwise instructed, the proxies given pursuant to this solicitation will be voted for the appointment of Deloitte & Touche LLP, Chartered Accountants, of Vancouver, British Columbia, as auditors of the Company to hold office until the close of the next annual general meeting of the Company. It is proposed that the remuneration to be paid to the auditors of the Company be fixed by the board of directors of the Company.

As required by Section 4.11 of National Instrument 51-102, included with this information circular as Schedule “C” are copies of the following materials which will be filed with securities regulatory authorities in connection with the change of auditors:

1.	Notice of change of Auditors dated as of March 30, 2007;

2.	Letter from Mintz & Partners LLP, Chartered Accountants, dated April 2, 2007; and

3.	Letter from Deloitte & Touche LLP, Chartered Accountants, dated April 2, 2007.

FIXING THE NUMBER OF DIRECTORS AND ELECTION OF DIRECTORS

Fixing the Number of Directors

The board of directors of the Company presently consists of three directors. The term of office of each of the present directors expires at the Meeting. At the Meeting, it is intended to fix the number of directors at five and to elect five directors for the ensuing year. Although management is nominating five (5) individuals to stand for election, the names of further nominees for directors may come from the floor at the Meeting.

Each director of the Company is elected annually and holds office until the next annual general meeting of shareholders, until his successor is duly elected, or until his resignation as a director.

Information Concerning Nominees Submitted by Management

The following table sets out the names of the persons proposed to be nominated by management for election as a director, the province or state and country in which each person is ordinarily resident, the positions and offices which each presently holds with the Company, the period of time for which each person has been a director of the Company, the respective principal occupations or employment during the past five years if such nominee is not presently an elected director and the number of shares of the Company which each beneficially owns, directly or indirectly, or over which control or direction is exercised as of the date of this information circular. Only one of the nominees is currently a director of the Company. In the absence of instructions to the contrary, the shares represented by proxy will be voted for the nominees herein listed. Management does not contemplate that any of the nominees will be unable to serve as a director but if that should occur for any reason prior to the Meeting, the persons named in the accompanying form of proxy reserve the right to vote for another nominee in their discretion unless authority to vote in the election of directors is withheld.

Name, Province or State and Country of Residence (1)	Positions Held with the Company	Principal Occupation and, IF NOT at Present an Elected Director, Occupation During the Past Five Years(1)	Date First Became a Director	No. of Shares Beneficially Owned, Directly or Indirectly(2)
Gordon Keep, Vancouver, BC	President and Director	Managing Director – Corporate Finance of Endeavour Financial.	April 13, 2006	3,047,659	(3)

Julio Lameiras Carvalho Rio de Janeiro, Brazil	Nominee	Executive Vice-President, Central and South America of Goldcorp Inc.	N/A	300,000

Ian Telfer West Vancouver, BC	Nominee	Chairman of Goldcorp Inc. and non-executive Chairman of UrAsia Energy Ltd.	N/A	2,000,000

Frank Giustra West Vancouver, BC	Nominee	Chairman of Endeavour Financial	N/A	12,931,000

Robert Cross West Vancouver, BC	Nominee	Chairman of Northern Orion Resources Inc. and Founder and Chairman of Bankers Petroleum Ltd.	N/A	1,250,000

Notes:

(1)	The information as to the province and country of residence and principal occupation, not being within the knowledge of the Company, has been furnished by the respective director or nominee individually as of the Record Date.
(2)	The information as to shares beneficially owned or over which a director or nominee exercises control or direction, not being within the knowledge of the Company, has been furnished by the respective director or nominee individually as of the Record Date.
(3)	Of these common shares, 2,847,659 are held directly by Gordon Keep. The remaining 200,000 common shares are held in trust by Mr. Keep for his daughter.

The Company does not currently have an executive committee of its board of directors. Pursuant to Multilateral Instrument 52-110, the Company is required to have an audit committee of its board of directors. The current members of the Company’s audit committee are Gordon Keep, Jay Sujir and Peter Leitch. The proposed members of the Company’s audit committee will be Ian Telfer, Robert Cross and Gordon Keep.

The following sets forth particulars on the persons proposed to be nominated by management for election as a director of the Company for the ensuing year.

Gordon Keep: Mr. Keep is Managing Director, Corporate Finance of Endeavour Financial. His career in corporate finance has spanned over 20 years, where his responsibilities have included financings, mergers and acquisitions and public company administration. Previously, Mr. Keep held positions as Senior Vice President of Lions Gate Entertainment Corp. and Vice President of Corporate Finance with Yorkton Securities Inc. He holds a B.Sc. in Geological Sciences from Queens University, a Masters of Business Administration from the University of British Columbia and is a Professional Geologist.

Julio Lameiras Carvalho: Mr. Carvalho has extensive experience in the mining industry. He is currently the Executive Vice-President, Central and South America of Goldcorp Inc. (“Goldcorp”). He worked for 33 years with the Rio Tinto group in Brazil, where his primary role was Chief Financial Officer, as one of three Executive Directors managing four operating companies. Prior to joining Goldcorp, Mr. Carvalho was President, Chief Executive Officer and a director of Mineração Onça Puma Ltd., a wholly-owned subsidiary of Canico Resources Corporation. He is a Chartered Accountant and holds a Masters of Business Administration from Queens University.

Ian Telfer: Mr. Telfer is Chairman of Goldcorp and non-executive Chairman of UrAsia Energy Ltd. and previously served as President and Chief Executive Officer of Goldcorp from February 2005 until its merger with Glamis Gold Ltd. in November 2006. Mr. Telfer was previously Chairman and Chief Executive Officer of Wheaton River since September 2001 and has over 25 years of experience in the precious metals business. Mr. Telfer is a Chartered Accountant and holds a Masters of Business Administration from the University of Ottawa.

Frank Giustra: Mr. Giustra is Chairman of Endeavour Financial. As President and later Chairman and Chief Executive Officer of Yorkton Securities Inc. in the 1990s, he spearheaded equity investments of more than $3 billion in the international resource sector. Subsequently, he founded Lions Gate Entertainment Corp., now one of the world’s largest independent film companies. Recognizing the growing need for merchant banking services in the mining and minerals industries, Mr. Giustra joined Endeavour Financial as Chairman in 2001. His vision and leadership led to the launch of numerous successful resource companies, including Wheaton River and UrAsia Energy Ltd.

Robert Cross: Mr. Cross has more than 15 years of experience in the international natural resource equity markets. He is Chairman of Northern Orion Resources Inc., and Founder and Chairman of Bankers Petroleum Ltd. In 2002, he was Chairman of EAGC Ventures, which purchased a 120,000 ounce per year South African gold mining operation. The company was subsequently sold to Bema Gold Corporation of which he is now a director. Between 1996 and 1998, he was the Chairman and CEO of Yorkton Securities Inc. From 1987 to 1994, he was a Partner - Investment Banking of Gordon Capital Corporation in Toronto. He has an Engineering Degree from the University of Waterloo, and received his Masters of Business Administration from the Harvard Business School in 1987.

CORPORATE GOVERNANCE

The information required to be disclosed by National Policy 58-101 Disclosure of Corporate Governance Practices is attached to this information circular as Schedule “B”.

EXECUTIVE COMPENSATION

In accordance with the provisions of applicable securities legislation, the Company had two (2) “Named Executive Officers” during the financial year ended November 30, 2006, namely, Gordon Keep who has served as President of the Company since April 13, 2006 and Robert B. Gallop who served as Chief Financial Officer of the Company from May 19, 2004 to February 11, 2005 and as Secretary of the Company from May 25, 2004 to February 11, 2005. Mr. Gallop was subsequently re-appointed Chief Financial Officer and Secretary of the Company on April 13, 2006.

Definitions: For the purpose of this Information Circular:

“Chief Executive Officer” or “CEO” of the Company means an individual who served as chief executive officer of the Company or acted in a similar capacity during the most recently completed financial year;

“Chief Financial Officer” or “CFO” of the Company means an individual who served as chief financial officer of the Company or acted in a similar capacity during the most recently completed financial year.

“executive officer” of the Company for the financial year, means an individual who at any time during the year was:

(a)	a chair of the Company;

(b)	a vice-chair of the Company;

(c)	the president of the Company;

(d)	a vice-president of the Company in charge of a principal business unit, division or function such as sales, finance or production; or

(e)	an officer of the Company or any of its subsidiaries or any other person who performed a policymaking function in respect of the Company.

“Named Executive Officers” or “NEOs” means:

(a)	each CEO;

(b)	each CFO;

(c)	each of the Company’s three most highly compensated executive officers, other than the CEO and CFO, who were serving as executive officers at the end of the most recently completed financial year, and whose total salary and bonus exceeds $150,000; and

(d)	any additional individuals for whom disclosure would have been provided under (c) above, but for the fact that the individual was not serving as an executive officer of the Company at the end of the most recently completed financial year-end.

“Long Term Incentive Plan” (“LTIP”) means any plan providing compensation intended to motivate performance over a period greater than one financial year. LTIPs do not include option or stock appreciation rights plans or plans for compensation through shares or units that are subject to restrictions on resale. The Company did not grant any LTIP awards during the year ended November 30, 2006.

“Stock Appreciation Right” (“SAR”) means a right, granted by an issuer or any of its subsidiaries as compensation for services rendered or otherwise in connection with office or employment, to receive a payment of cash or an issue or transfer of securities based wholly or in part on changes in the trading price of publicly trading securities.

The following table summarizes the compensation paid by the Company to its executive officers during each of the last three fiscal years of the Company:

SUMMARY COMPENSATION TABLE

NEO Name and Principal Position	Financial Year Ended November 30,	Annual Compensation			Long Term Compensation			All Other Compensation ($) (2)
					Awards		Payouts
		Salary ($)	Bonus ($)	Other Annual Compensation ($)	Securities Under Options/SARs Granted (#)	Shares or Units Subject to Resale Restrictions ($)	LTIP Payouts ($)
Gordon Keep(1) President and a director	2006	Nil	Nil	Nil	250,000(4)	Nil	Nil	Nil
	2005	Nil	Nil	Nil	Nil	Nil	Nil	Nil
	2004	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Robert B. Gallop(2) CFO & Secretary	2006	Nil	Nil	6,425	250,000(4)	Nil	Nil	Nil
	2005	US 22,915(3)	Nil	Nil	Nil	Nil	Nil	Nil
	2004	US 125,195(3)	Nil	Nil	Nil	Nil	Nil	Nil

Notes:

(1)	Gordon Keep has served as the President and a director of the Company since April 13, 2006.
(2)	Robert B. Gallop served as Chief Financial Officer of the Company from May 19, 2004 to February 11, 2005 and served as Secretary of the Company from May 25, 2004 to February 11, 2005. Mr. Gallop was subsequently re-appointed Chief Financial Officer and Secretary of the Company on April 13, 2006.
(3)	Paid to Horseshoe Consulting Inc., a private consulting company, owned 50% by Robert B. Gallop.
(4)	Exercisable at a price of $0.10 each until April 13, 2011.

LONG TERM INCENTIVE PLAN AWARDS

There were no long term incentive plans in place for the Named Executive Officers during the Company’s most recently completed financial year ended November 30, 2006.

OPTIONS AND SARS

OPTIONS/SAR GRANTS DURING THE MOST RECENTLY COMPLETED FINANCIAL YEAR

During the Company’s most recently completed financial year ended November 30, 2006, the Company granted the following stock option to its Named Executive Officers.

NEO Name	Securities Under Options/(1) SAR’s Granted (#)		% of Total Options/SAR’s Granted to Employees in Financial Year	Exercise or Base Price ($/Security)	Market Value of Securities Underlying Options/SAR’s on the Date of Grant ($/Security)		Expiration Date
Gordon Keep	250,000	(2)	25%	$0.10	$0.10	(3)	April 13, 2011
Robert B. Gallop	250,000	(2)	25%	$0.10	$0.10	(3)	April 13, 2011

Notes:

(1)	The Company granted an aggregate of 1,600,000 stock options to directors, officers, employees, consultants and charities during the financial year ended November 30, 2006.
(2)	All of these are stock options. The Company has not granted any SAR’s.
(3)	The common shares of the Company did not trade on the date of grant, namely April 13, 2006. On February 16, 2005, trading in the common shares of the Company on the Exchange were halted for failure to maintain Exchange Requirements. On April 24, 2006, the Company’s listing was transferred to the NEX board of the Exchange and trading in the common shares of the Company resumed. The closing price of the Company’s common shares on February 16, 2005 was $0.10.

AGGREGATED OPTION/SAR EXERCISES DURING THE MOST RECENTLY COMPLETED FINANCIAL

YEAR AND FINANCIAL YEAR END OPTION/SAR VALUES

During the most recently completed financial year ended November 30, 2006, none of the Named Executive Officers and none of the directors or officers of the Company exercised any stock options. As at November 30, 2006, a total of 1,600,000 stock options and no SARs were outstanding. The following table sets out the fiscal year end value of unexercised options, on an aggregate basis, held by the Named Executive Officers.

Name	Securities Acquired on Exercise (#)	Aggregate Value Realized ($)	Unexercised Options/SAR’s at FY-End (#) Exercisable/ Unexercisable(1)(2)	Unexercised Options/SAR’s at FY-End (#) Exercisable/ Unexercisable(1)(2)
Gordon Keep	Nil	N/A	250,000	52,500	(3)
Robert B. Gallop	Nil	N/A	250,000	52,500	(3)

Notes:

(1)	All of these are stock options. The Company has not granted any SAR’s.
(2)	The Named Executive Officers did not have any unexercisable options at the end of the most recently completed financial year.

(3)	This sum represents the difference between the closing price of the common shares of the Company on the Exchange on November 30, 2006 of $0.31 and the stock option’s exercise price of $0.10 multiplied by the number of common shares under option.

TERMINATION OF EMPLOYMENT, CHANGE IN RESPONSIBILITIES AND EMPLOYMENT CONTRACTS

As at November 30, 2006, neither the Company or its subsidiaries have entered into an employment contract with any of the Named Executive Officers. There are no compensatory plan, contract or arrangement where a Named Executive Officer is entitled to receive more than $100,000 from the Company or its subsidiaries, including periodic payments or instalments, in the event of (i) the resignation, retirement or any other termination of the Named Executive Officer’s employment with the Company and its subsidiaries; (ii) a change of control of the Company or any of its subsidiaries; or (iii) a change in the Named Executive Officer’s responsibilities following a change of control. No pension or retirement benefits plans have been instituted by the Company and none are proposed at this time.

COMPENSATION OF DIRECTORS

None of the directors of the Company received any cash compensation, directly or indirectly, for their services as directors or for committee participation or special assignments rendered during the Company’s most recently completed financial year ended November 30, 2006. The Company does not have any noncash compensation arrangements under which directors were compensated for their services as directors or for services as consultants or experts rendered during the Company’s most recently completed financial year ended November 30, 2006.

MANAGEMENT CONTRACTS

Management functions of the Company or any of its subsidiaries are not performed by a person other than the directors or executive officers of the Company or subsidiary. Effective April 1, 2006, the Company entered into a financial advisory and office facilities agreement with Endeavour Financial of Vancouver, British Columbia (the “Advisor”). Under the terms of this agreement the Advisor is paid a monthly work fee of $2,500 and a monthly fee of $1,000 for the use of its office facilities. Effective March 1, 2007, the monthly work fee was increased to $10,000. A success fee is payable to the Advisor on completion of any business combination or similar transaction equal to 2% of the value of the transaction. Upon completion of the acquisition of the Amapari Mine from Goldcorp Inc., the Company will issue 5,000,000 common shares of the Company to the Advisor in settlement of a 2% success fee under the agreement. The term of this agreement is in force on a month-to-month basis. Gordon Keep, the President and a director of the Company, is the Managing Director, Corporate Finance of the Advisor.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

The following table sets out particulars of the compensation plans under which equity securities of the Company are authorized for issuance as of November 30, 2006:

EQUITY COMPENSATION PLAN INFORMATION

Plan Category	A Number of securities to be issued upon exercise of outstanding options, warrants and rights	B Weighted-average exercise price of outstanding options, warrants and rights	C Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column A)
Equity compensation plans approved by securityholders	1,600,000	$0.10	9,905,139
Equity compensation plans not approved by securityholders	None	N/A	N/A
TOTALS:	1,600,000		9,905,139

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

As at the date of this information circular, none of the Company’s executive officers, directors, employees or former executive officers, directors and employees of the Company or any of its subsidiaries were indebted to the Company or any of its subsidiaries or any other entity in connection with the purchase of securities and all other indebtedness in respect of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Company or any of its subsidiaries. “Support agreement” includes, but is not limited to, an agreement to provide assistance in the maintenance or servicing of any indebtedness and an agreement to provide compensation for the purpose of maintaining or servicing any indebtedness of the borrower.

At no time during the year ended November 30, 2006, was any director or executive officer of the Company, or proposed nominee for election as a director of the Company, or any associate of any such director, executive officer or proposed nominee, indebted to the Company or any of its subsidiaries, or has been indebted to another entity in respect of a securities purchase or other program in respect of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Company or any of its subsidiaries.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

Since December 1, 2005, being the commencement of the Company’s most recently completed financial year, no

(a)	person who has been a director, senior officer or insider of the Company since December 1, 2005;

(b)	proposed nominee for election as a director of the Company; and

(c)	associate or affiliate of any of the foregoing persons

has any material interest, direct or indirect, in any matter to be acted upon (other than the election of directors or the appointment of auditors) except as set out herein and below.

INTEREST OF INSIDERS AND INFORMED PERSONS IN MATERIAL TRANSACTIONS

An informed person is one who generally speaking is a director or executive officer or a 10% shareholder of the Company.

No:

(a)	director, officer or insider of the Company;

(b)	proposed nominee for election as a director of the Company;

(c)	person holding 10% or more of the Company’s voting shares;

(d)	informed person of the Company; or

(e)	associate or affiliate of the foregoing persons,

has any material interest, direct or indirect, in any transaction since December 1, 2005, being the commencement of the Company’s most recently completed financial year, or any proposed transaction which has materially affected or will materially affect the Company or any of its subsidiaries except as set out herein and below.

In February 2005 the Superior Court of Ontario appointed a Receiver and Manager of the Company and its subsidiary companies and on March 1, 2005 the Receiver assigned the Company into bankruptcy. On March 8, 2006 the Company emerged from bankruptcy under a proposal to creditors under the Bankruptcy and Insolvency Act (Canada) and the bankruptcy of the Company was annulled. One of the Company’s creditors that became a beneficiary of the bankruptcy was George Petzatakis, who served as chairman and a director of the Company from February 2004 until January 2005.

PARTICULARS OF MATTERS TO BE ACTED UPON

A.	STOCK OPTION PLAN

The Company has an existing stock option plan (the “Initial Option Plan”) pursuant to which its directors, officers, employees and consultants may be granted options to acquire common shares of the Company as an incentive mechanism to foster their interest in the success of the Company and to encourage their proprietary ownership of the Company. In April 2006, the Company granted stock options entitling the holders thereof to acquire an aggregate of 1,600,000 common shares of the Company at a price of $0.10 each on or before April 13, 2011.

The Company is seeking shareholder approval to adopt a new form of stock option plan (the “New Option Plan”) to comply with the requirements of the TSX Venture Exchange (the “Exchange”) whereby a maximum of 10% of the issued shares of the Company, from time to time, may be reserved for issuance pursuant to the exercise of options.

A copy of the proposed New Option Plan is available on request from the Company, and copies will be available at the Meeting. Some of the key provisions of the proposed New Option Plan are as follows:

(a)	the New Option Plan will reserve a rolling maximum of 10% of the issued shares of the Company at the time of a stock option grant, with vesting provisions to be determined by the Company’s board of directors;

(b)	no more than 5% of the common shares outstanding at the time of grant may be reserved for issuance to any one individual in any 12 month period;

(c)	no more than 2% of the common shares outstanding at the time of grant may be reserved for issuance to any Consultant (as defined by the Exchange) in any 12 month period;

(d)	no more than an aggregate of 2% of the common shares outstanding at the time of grant may be reserved for issuance to any Employee (as defined by the Exchange) conducting Investor Relations Activities (as defined by the Exchange) in any 12 month period;

(e)	options granted to Consultants (as defined by the Exchange) performing Investor Relations Activities (as defined by the Exchange) shall vest over a minimum of 12 months with no more than 1/4 of such Options vesting in any 3 month period;

(f)	without disinterested shareholder approval, the number of common shares that may be reserved for issuance to the insiders of the Company (i) at the time of grant, or (ii) within a one year period, may not exceed 10% of the outstanding common shares calculated at the time of the grant;

(g)	the minimum exercise price of a stock option cannot be less than the applicable Market Price (as determined by the Exchange) of the common shares;

(h)	disinterested shareholder approval must be obtained to reduce the exercise price of an option granted to a person who was an insider at the time of grant or is an insider at the time of amendment;

(i)	options may have a maximum exercise period of ten years if the Company is a Tier 1 or Toronto Stock Exchange listed company;

(j)	options are non-assignable and non-transferable; and

(k)	the New Option Plan contains provisions for adjustment in the number of common shares or other property issuable on exercise of a stock option in the event of a share consolidation, split, reclassification or other capital reorganization, or a stock dividend, amalgamation, merger or other relevant corporate transaction, or any other relevant change in or event affecting the common shares.

“Consultant”, “Employee”, “Investor Relations Activities” and “Discounted Market Price” all have the same definition as in the policies of the Exchange.

A copy of the New Option Plan is available on request from the Company.

The text of the resolution to be passed is as follows. In order to be passed, a majority of the votes cast at the Meeting in person or by proxy must be voted in favour of the resolution. The persons named in the enclosed Proxy intend to vote for such resolution.

“BE IT RESOLVED THAT:

(1)	the Company’s stock option plan dated March 26, 2007 (the “Stock Option Plan”), be and is hereby ratified, confirmed and approved with such additional provisions and amendments, provided that such are not inconsistent with the policies of the TSX Venture Exchange, as the directors of the Company may deem necessary or advisable;

(2)	the Company be authorized to prepare and file all such documents and make all such submissions as may be required to document and implement the Stock Option Plan; and

(3)	the directors and officers of the Company be authorized and directed to execute and deliver, under the common seal of the Company or otherwise, all such instruments, documents and other writings, and to perform all such acts and other deeds, as may be required to give effect to this resolution.”

OTHER MATTERS

Management of the Company knows of no other matters to come before the Meeting other than those referred to in the Notice of Meeting. Should any other matters properly come before the Meeting, the shares represented by the proxy solicited hereby will be voted on such matter in accordance with the best judgment of the persons voting by proxy.

GENERAL

On any ballot that may be called for with respect to the matters described in the notice calling the Meeting, the shares represented by each properly executed proxy appointing one of the persons named by management in the accompanying form of proxy will be voted in the fixing of the number of directors, the election of the named directors, the appointment of auditors and the fixing of their remuneration, and the approval of the Company’s stock option plan, unless the specifications in the proxy direct the shares to be withheld from voting.

The accompanying form of proxy, when properly signed, confers discretionary authority with respect to amendments or variations to matters identified in the accompanying notice of the meeting and other matters that may properly come before the Meeting. Management of the Company presently knows of no such amendments, variations or other matters to come before the Meeting.

ADDITIONAL INFORMATION

Additional information relating to the Company is on SEDAR at www.sedar.com. Financial information relating to the Company is provided in the Company’s comparative financial statements and management’s discussion and analysis (“MD&A”) for the financial year ended November 30, 2006. Shareholders may contact the Company to request copies of financial statements and MD&A at its head office, Suite 3123, 595 Burrard Street, P.O. Box 49139, Three Bentall Centre, Vancouver, British Columbia, V7X 1J1.

APPROVAL OF THE DIRECTORS

The contents of this information circular and the sending of same to each director and shareholder of the Company and to the auditors of the Company has been approved by the directors of the Company.

DATED at Vancouver, British Columbia, this 2nd day of April, 2007.

BY ORDER OF THE BOARD OF DIRECTORS

PEAK GOLD LTD.

“Gordon Keep”

Gordon Keep,

President and Director

“Peter Leitch”

Peter Leitch,

Director

SCHEDULE “A”

PEAK GOLD LTD.

FORM 52-110F2

AUDIT COMMITTEE DISCLOSURE

ITEM 1:	THE AUDIT COMMITTEE’S CHARTER (the “Charter”)

PURPOSE

The overall purpose of the audit committee (the “Committee”) of PEAK GOLD LTD. (the “Company”) is to ensure that the Company’s management has designed and implemented an effective system of internal financial controls, to review and report on the integrity of the consolidated financial statements and related financial disclosure of the Company, and to review the Company’s compliance with regulatory and statutory requirements as they relate to financial statements, taxation matters and disclosure of financial information. It is the intention of the Company’s board of directors (the “Board”) that through the involvement of the Committee, the external audit will be conducted independently of the Company’s management to ensure that the independent auditors serve the interests of shareholders rather than the interests of management of the Company. The Committee will act as a liaison to provide better communication between the Board and the external auditors. The Committee will monitor the independence and performance of the Company’s independent auditors.

COMPOSITION, PROCEDURES AND ORGANIZATION

(1)	The Committee shall consist of at least three members of the Board.

(2)	At least two (2) members of the Committee shall be independent except for the period during which the Company is listed on the NEX board of the TSX Venture Exchange (the “Exchange”) and the Committee shall endeavour to appoint a majority of independent directors to the Committee, who in the opinion of the Board, would be free from a relationship which would interfere with the exercise of the Committee members’ independent judgment. At least one (1) member of the Committee shall have accounting or related financial management expertise. All members of the Committee that are not financially literate will work towards becoming financially literate to obtain a working familiarity with basic finance and accounting practices applicable to the Company. For the purposes of this Charter, an individual is financially literate if he or she has the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Company’s financial statements.

(3)	The Board, at its organizational meeting held in conjunction with each annual general meeting of the shareholders, shall appoint the members of the Committee for the ensuing year. The Board may at any time remove or replace any member of the Committee and may fill any vacancy in the Committee.

(4)	Unless the Board shall have appointed a chair of the Committee, the members of the Committee shall elect a chair and a secretary from among their number.

(5)	The quorum for meetings shall be a majority of the members of the Committee, present in person or by telephone or other telecommunication device that permits all persons participating in the meeting to speak and to hear each other.

(6)	The Committee shall have access to such officers and employees of the Company and to the Company’s external auditors, and to such information respecting the Company, as it considers to be necessary or advisable in order to perform its duties and responsibilities.

(7)	Meetings of the Committee shall be conducted as follows:

(a)	the Committee shall meet at least four times annually at such times and at such locations as may be requested by the chair of the Committee. The external auditors or any member of the Committee may request a meeting of the Committee;

(b)	the external auditors shall receive notice of and have the right to attend all meetings of the Committee; and

(c)	management representatives may be invited to attend all meetings except private sessions with the external auditors.

(8)	The internal auditors and the external auditors shall have a direct line of communication to the Committee through its chair and may bypass management if deemed necessary. The Committee, through its chair, may contact directly any employee in the Company as it deems necessary, and any employee may bring before the Committee any matter involving questionable, illegal or improper financial practices or transactions.

ROLES AND RESPONSIBILITIES

(1)	The overall duties and responsibilities of the Committee shall be as follows:

(a)	to assist the Board in the discharge of its responsibilities relating to the Company’s accounting principles, reporting practices and internal controls and its approval of the Company’s annual and quarterly consolidated financial statements and related financial disclosure;

(b)	to establish and maintain a direct line of communication with the Company’s internal and external auditors and assess their performance;

(c)	to ensure that the management of the Company has designed, implemented and is maintaining an effective system of internal financial controls; and

(d)	to report regularly to the Board on the fulfilment of its duties and responsibilities.

(2)	The duties and responsibilities of the Committee as they relate to the external auditors shall be as follows:

(a)	to recommend to the Board a firm of external auditors to be engaged by the Company, and to verify the independence of such external auditors;

(b)	to review and approve the fee, scope and timing of the audit and other related services rendered by the external auditors;

(c)	review the audit plan of the external auditors prior to the commencement of the audit;

(d)	to review with the external auditors, upon completion of their audit:

i. contents of their report;

ii. scope and quality of the audit work performed;

iii. adequacy of the Company’s financial and auditing personnel;

iv. co-operation received from the Company’s personnel during the audit;

v. internal resources used;

vi. significant transactions outside of the normal business of the Company;

vii. significant proposed adjustments and recommendations for improving internal accounting controls, accounting principles or management systems; and

viii. the non-audit services provided by the external auditors;

(e)	to discuss with the external auditors the quality and not just the acceptability of the Company’s accounting principles; and

(f)	to implement structures and procedures to ensure that the Committee meets the external auditors on a regular basis in the absence of management.

(3)	The duties and responsibilities of the Committee as they relate to the internal control procedures of the Company are to:

(a)	review the appropriateness and effectiveness of the Company’s policies and business practices which impact on the financial integrity of the Company, including those relating to internal auditing, insurance, accounting, information services and systems and financial controls, management reporting and risk management;

(b)	review compliance under the Company’s business conduct and ethics policies and to periodically review these policies and recommend to the Board changes which the Committee may deem appropriate;

(c)	review any unresolved issues between management and the external auditors that could affect the financial reporting or internal controls of the Company; and

(d)	periodically review the Company’s financial and auditing procedures and the extent to which recommendations made by the internal audit staff or by the external auditors have been implemented.

(4)	The Committee is also charged with the responsibility to:

(a)	review the Company’s quarterly statements of earnings, including the impact of unusual items and changes in accounting principles and estimates and report to the Board with respect thereto;

(b)	review and approve the financial sections of:

i. the annual report to shareholders;

ii. the annual information form, if required;

iii. annual and interim management’s discussion and analysis;

iv. prospectuses;

v. news releases discussing financial results of the Company; and

vi. other public reports of a financial nature requiring approval by the Board, and report to the Board with respect thereto;

(c)	review regulatory filings and decisions as they relate to the Company’s consolidated financial statements;

(d)	review the appropriateness of the policies and procedures used in the preparation of the Company’s consolidated financial statements and other required disclosure documents, and consider recommendations for any material change to such policies;

(e)	review and report on the integrity of the Company’s consolidated financial statements;

(f)	review the minutes of any audit committee meeting of subsidiary companies;

(g)	review with management, the external auditors and, if necessary, with legal counsel, any litigation, claim or other contingency, including tax assessments that could have a material effect upon the financial position or operating results of the Company and the manner in which such matters have been disclosed in the consolidated financial statements;

(h)	review the Company’s compliance with regulatory and statutory requirements as they relate to financial statements, tax matters and disclosure of financial information; and

(i)	develop a calendar of activities to be undertaken by the Committee for each ensuing year and to submit the calendar in the appropriate format to the Board following each annual general meeting of shareholders.

(5)	The Committee shall have the authority:

(a)	to engage independent counsel and other advisors as it determines necessary to carry out its duties,

(b)	to set and pay the compensation for any advisors employed by the Committee; and

(c)	to communicate directly with the internal and external auditors.

(6)	The Committee shall establish procedures for:

(a)	the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls, or auditing matters; and

(b)	the confidential, anonymous submission by employees of the Company of concerns regarding questionable accounting or auditing matters.

ITEM 2:	COMPOSITION OF THE AUDIT COMMITTEE

The current members of the Committee are Gordon Keep, Jay Sujir and Peter Leitch. All of the members are financially literate. “Independent” and “financially literate” have the meaning used in Multilateral Instrument 52-110 (“MI 52-110”) of the Canadian Securities Administrators. The proposed members of the Company’s audit committee will be Ian Telfer, Robert Cross and Gordon Keep.

ITEM 3:	RELEVANT EDUCATION AND EXPERIENCE

In addition to each member’s general business experience, the education and experience of each Committee member relevant to the performance of his or her responsibilities as a Committee member is as follows:

Gordon Keep has acted as a director, officer and audit committee member of several junior public companies for many years.

Jay Sujir holds a Bachelor of Law degree from the University of Victoria, is and has been a securities lawyer for over 20 years, and has acted as a director and officer of junior public companies for many years.

Peter Leitch is a chartered accountant has acted as the chief financial officer of operating companies for many years.

ITEM 4:	AUDIT COMMITTEE OVERSIGHT

At no time since the commencement of the Company’s most recently completed financial year was a recommendation of the Committee to nominate or compensate an external auditor not adopted by the Board.

ITEM 5:	RELIANCE ON CERTAIN EXEMPTIONS

Since the effective date of MI 52-110, the Company has not relied on the exemptions contained in sections 2.4 or 8 of MI 52-110. Section 2.4 provides an exemption from the requirement that the audit committee must pre-approve all non-audit services to be provided by the auditor, where the total amount of fees related to the non-audit services are not expected to exceed 5% of the total fees payable to the auditor in the fiscal year in which the non-audit services were provided. Section 8 permits a company to apply to a securities regulatory authority for an exemption from the requirements of MI 52-110, in whole or in part.

ITEM 6:	PRE-APPROVAL POLICIES AND PROCEDURES

Formal policies and procedures for the engagement of non-audit services have yet to be formulated and adopted. Subject to the requirements of the instrument, the engagement of non-audit services is considered by the Board , and where applicable by the audit committee, on a case by case basis.

ITEM 7:	EXTERNAL AUDITOR SERVICE FEES (BY CATEGORY)

The aggregate fees charged to the Company by the external auditor (Mintz & Partners LLP) in each of the last two fiscal years is as follows:

	FYE 2006	FYE 2007
Audit fees for the year ended November 30	$22,500	$22,000
Audit related fees	$16,000	Nil
Tax fees	Nil	Nil
All other fees (non-tax)	$5,000	$27,998

Total Fees:	$43,500	$49,998

ITEM 8:	EXEMPTION

In respect of the most recently completed financial year, the Company is relying on the exemption set out in section 6.1 of MI 52-110 with respect to compliance with the requirements of Part 3 (Composition of the Audit Committee) and Part 5 (Reporting Obligations) of MI 52-110.

SCHEDULE “B”

PEAK GOLD LTD.

CORPORATE GOVERNANCE

Pursuant to National Policy 58-101 Disclosure of Corporate Governance Practices the Company is required to and hereby discloses its corporate governance practices as follows.

ITEM 1.	BOARD OF DIRECTORS

The Board of Directors of the Company facilitates its exercise of independent supervision over the Company’s management through frequent meetings of the Board.

Jay Sujir and Peter Leitch, directors of the Company, are both “independent” in that they are both independent and free from any interest and any business or other relationship which could or could reasonably be perceived to, materially interfere with the director’s ability to act with the best interests of the Company, other than the interests and relationships arising from shareholdings. Gordon Keep is considered a related director because he is also the President of the Company.

ITEM 2.	DIRECTORSHIPS

The directors of the Company are currently directors of the following other reporting issuers:

Name of Director	Name of Reporting Issuer	Term
Gordon Keep	Eastern Platinum Limited (formerly Jonpol Explorations Limited)	Since Nov 05, 2003

	Uracan Resources Ltd.	Since Nov 21, 2003

	Peregrine Diamonds Ltd.	Since Feb 02, 2005

	Rusoro Mining Ltd.	Since July 18, 2006

Jay Sujir	AMI Resources Inc.	Since July 2002

	bcMetals Corporation	Since May 2001

	Crosshair Exploration & Mining Corp.	Since February 2003

	Escape Group Inc.	Since April 2005

	Midasco Capital Corp.	Since May 1994

	Target Exploration and Mining Corp.	Since January 2006

	Uracan Resources	Since November 21, 2003

	Yamiri Gold and Energy Inc.	Since January 2005

Peter Leitch	None	N/A

ITEM 3.	ORIENTATION AND CONTINUING EDUCATION

The Board of Directors of the Company brief all new directors with the policies of the Board of Directors, and other relevant corporate and business information.

ITEM 4.	ETHICAL BUSINESS CONDUCT

The Board has found that the fiduciary duties placed on individual directors by the Company’s governing corporate legislation and the common law and the restrictions placed by applicable corporate legislation on an individual director’s participation in decisions of the Board in which the director has an interest have been sufficient to ensure that the Board operates independently of management and in the best interests of the Company.

Under the corporate legislation, a director is required to act honestly and in good faith with a view to the best interests of the Company and exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances, and disclose to the board the nature and extent of any interest of the director in any material contract or material transaction, whether made or proposed, if the director is a party to the contract or transaction, is a director or officer (or an individual acting in a similar capacity) of a party to the contract or transaction or has a material interest in a party to the contract or transaction. The director must then abstain from voting on the contract or transaction unless the contract or transaction (i) relates primarily to their remuneration as a director, officer, employee or agent of the Company or an affiliate of the Company, (ii) is for indemnity or insurance for the benefit of the director in connection with the Company, or (iii) is with an affiliate of the Company. If the director abstains from voting after disclosure of their interest, the directors approve the contract or transaction and the contract or transaction was reasonable and fair to the Company at the time it was entered into, the contract or transaction is not invalid and the director is not accountable to the Company for any profit realized from the contract or transaction. Otherwise, the director must have acted honestly and in good faith, the contract or transaction must have been reasonable and fair to the Company and the contract or transaction be approved by the shareholders by a special resolution after receiving full disclosure of its terms in order for the director to avoid such liability or the contract or transaction being invalid.

ITEM 5.	NOMINATION OF DIRECTORS

The Board of Directors is responsible for identifying individuals qualified to become new Board members and recommending to the Board new director nominees for the next annual meeting of the shareholders. New nominees must have a track record in general business management, special expertise in an area of strategic interest to the Company, the ability to devote the time required, shown support for the Company’s mission and strategic objectives, and a willingness to serve.

ITEM 6.	COMPENSATION

The Board of Directors conducts reviews with regard to directors’ compensation once a year. To make its recommendation on directors’ compensation, the Board of Directors takes into account the types of compensation and the amounts paid to directors of comparable publicly traded Canadian companies.

ITEM 7.	OTHER BOARD COMMITTEES

The Board of Directors has no other committees other than the Audit Committee.

ITEM 8.	ASSESSMENTS

The Board of Directors monitors the adequacy of information given to directors, communication between the board and management and the strategic direction and processes of the board and committees.

SCHEDULE “C”

PEAK GOLD LTD. (the “Company”)

(formerly GPJ Ventures Ltd.)

NOTICE OF CHANGE OF AUDITOR

Peak Gold Ltd. (the “Company”) hereby provides notice pursuant to National Instrument 51—102, of a change of auditor from Mintz & Partners LLP, Chartered Accountants to Deloitte & Touche LLP.

The Company confirms that:

1.	the Company has decided to change its auditors from Mintz & Partners LLP, Chartered Accountants of 1 Concorde Gate, Suite #200, North York, Ontario, M3C 4G4 to Deloitte & Touche LLP of 1055 Dunsmuir Street, Suite #2800, Vancouver, BC, V7X 1P4. The former auditor has resigned effective April 2, 2007.

2.	There has been no adverse or qualified opinion or denial of opinion contained in Mintz & Partners LLP’s reports on the following:

•	The corporation’s annual financial statements for the two fiscal years preceding the date of this notice.

•	Any period subsequent to the most recently completed year for which an audit report was issued and preceding the date of this notice.

3.	The change of auditors was considered and approved by the audit committee and the board of directors.

4.	There have been no reportable events including disagreements, unresolved issues and consultations as defined by National Instrument 51-102 in connection with the audits of the two most recent fiscal years and any subsequent period to date.

DATED this 30th day of March, 2007.

PEAK GOLD LTD.

Signed “Gordon Keep”

Gordon Keep

Director

[LETTERHEAD OF MINTZ & PARTNERS LLP]

April 2, 2007

To:	Alberta Securities Commission

British Columbia Securities Commission

Ontario Securities Commission

Dear Sirs:

RE:	PEAK GOLD LTD. (FORMERLY KNOWN AS GPJ VENTURES LTD) (THE “COMPANY”)

NOTICE OF CHANGE OF AUDITORS

In accordance with National Instrument 51-102, entitled “Continuous Disclosure Obligations”, and in connection with our resignation as auditor of the Company, we have reviewed the information contained in the Company’s Notice of Change of Auditor, dated March 30, 2007, and agree with the information contained therein, based upon our knowledge of the information relating to the said notice and of the Company at this time.

Yours very truly,

/s/ Mintz & Partners LLP

Per:
Elliott Jacobson, C.A.
Partner

Direct Line: 416-644-4356
Direct Fax: 416-644-4357
E-Mail: Elliott_Jacobson@mintzca.com

EJA/lm cc: Peak Gold Ltd. (formerly known as GPJ Ventures Ltd. )
Deloitte & Touche LLP

[LETTERHEAD OF DELOITTE & TOUCHE LLP]

April 2, 2007

British Columbia Securities Commission

Alberta Securities Commission

Ontario Securities Commission

Peak Gold Ltd.

Dear Sirs:

Re: Peak Gold Ltd. (the Company)

As required by National Policy 51-102 (NI 51-102), we have reviewed the information contained in the Company’s Notice of Change of Auditor dated March 30, 2007 and we do not disagree with the information contained in such notice.

Our understanding is that the notice will read as follows:

“The Company has decided to change its auditors from Mintz & Partners LLP, Chartered Accountants of 1 Concorde Gate, Suite 200, North York, Ontario, M3C 4G4 to Deloitte & Touche LLP of 1055 Dunsmuir Street, Suite 2800, Vancouver BC V7X 1P4. The former auditor has resigned effective March 30, 2007.

There has been no adverse or qualified opinion or denial of opinion contained in Mintz & Partners LLP’s reports on the following:

•	The corporation’s annual financial statements for the two fiscal years preceding the date of this notice.

•	Any period subsequent to the most recently completed year for which an audit report was issued and preceding the date of this notice.

The change of auditors was considered and approved by the audit committee and the board of directors.

There have been no reportable events including disagreements, unresolved issues and consultations as defined by National Instrument 51-102 in connection with the audits of the two most recent fiscal years and any subsequent period to date.”

British Columbia Securities Commission

Alberta Securities Commission

Ontario Securities Commission

Peak Gold Ltd.

April 2, 2007

We understand that the Notice of Change of Auditor, along with this letter and a similar letter from Mintz & Partners LLP will be provided to the Company’s registered shareholders with the meeting materials relating to the Company’s next general meeting of shareholders.

Yours very truly,

/s/ Deloitte & Touche LLP

Chartered Accountants

cc: Mintz & Partners LLP